Exhibit 99.1

Medigus Expands Camera Portfolio with New
micro ScoutCam™ 3.45

New offering adapts proprietary technology to deliver cost-effective option for seamless integration into healthcare and industrial inspectional devices

OMER, Israel, June 16, 2015 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, announced today the addition of micro ScoutCam™ 3.45 to its micro ScoutCam™ portfolio of products. micro ScoutCam 3.45 is a CMOS video camera that adapts Medigus’ proprietary technology to offer a cost-effective option to manufacturers of inspectional devices looking for quality images from a micro camera to visually access small or narrow spaces in the human body or in industrial settings but have been limited due to cost.

“We anticipate that our latest offering will be attractive for companies that are currently unable to meet their product design goals due to price barriers on existing microvisual technology.  micro ScoutCam 3.45 delivers a balance of size, image quality and price that can easily be tailored to meet a range of customer needs”, said Yaron Silberman, Vice President, Sales and Marketing, Medigus.  “Due to the camera’s intuitive design, it is ready for integration into various existing devices, thereby potentially offering further savings.”

micro ScoutCam 3.45 boasts a high-end objective and a CMOS sensor that is specifically designed for miniature dimensions. The camera head is already equipped with optics within a small diameter, making it particularly well-suited for incorporation into flexible or rigid endoscopic devices.

About the micro ScoutCam™ Portfolio
As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1 Standard and 9001 for Quality Management System.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is a pioneer developer of a unique proprietary endoscopic device, the MUSETM system, to treat gastroesophageal reflux disease (GERD), one of the most common chronic diseases in the western world. As an expert in micro-endoscopic devices, Medigus has developed a range of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras, including micro ScoutCamTM 1.2, which the company believes is the smallest in the world. These innovative cameras are suitable for both medical and industrial applications. The MUSE system incorporates Medigus' revolutionary micro ScoutCam technology. Based on its proprietary technologies, Medigus designs and manufactures endoscopy and micro camera systems for partner companies, including major players in the medical and industrial fields. The company is committed to providing integrated solutions to meet all of its customer's imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company's advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are "Forward-Looking Statements," which are based upon the current estimates, assumptions and expectations of the company's management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as "anticipate," "believe," "envision," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company's activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, regulatory, legislative and policy changes, and clinical results. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry/Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS:
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com